On September 29, 2016, NASDAQ Listing Qualifications staff (Staff) notified Hongli Clean Energy Technologies Corp. (Company) that it determined to delist the Company based on its failure to comply with Rule 5550(a).
While a hearing was pending on that issue, the Company failed to timely file its Form 10K for the period ended June 30, 2016, and this failure became an additional basis for delisting the Companys securities pursuant to Rule 5250(c)(1). The Company subsequently failed to timely file Form
10Qs for the quarters ended September 30, 2016. A hearing was held on November 17, 2016. On November 21, 2016, the Hearing Panel issued a decision that granted the Company through January 31, 2017 to regain compliance with Rule 5250(c)(1) (the Company previously regained compliance with Rule 5550(a)). The Company requested a further extension to March
31, 2017 to allow its auditor time to complete its audit work; the Hearing Panel granted this request on February 3, 2017. On February 17, 2017, Staff notified the Company that it was delinquent in filing its Form 10-Q for the quarter ended December 31, 2016. On March 31, 2017, the Company requested yet another extension to regain compliance due to the fact that it had decided to seek a new external auditor. The Hearing Panel declined this request and issued a delisting decision on April 7, 2017. On May 8, 2017, the Companyexercised its right to appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) pursuant to Rule 5820(a).
On July 14, 2017, the Company filed its delinquent Form 10K. On July 20, 2017, the Council issued a decision that affirmed the Panels decision to delist the Companys securities, citing its extended history of and ongoing failure to regain compliance with Rule 5250(c)(1). On September 6, 2017, the Company was provided notice that the Nasdaq Board of Directors declined to call the Council decision for review pursuant to Rule 5825(a).